POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

September 22, 2009

Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc.

Form 8-K filed July 8, 2009, amended September 3, 2009

File No.: 1-33034

Dear Mr. White:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated September 15, 2009. Following are the Company’s responses to your comments.

Form 8-K, Item 4.02 filed July 8, 2009, as amended September 3, 2009

1.

We are unable to understand the restatements described in your filing. We note, for example, that the cumulative change to net income described in your filing is $848,610, that is, increased income of $1,148,609 in fiscal year 2007, offset by decreased income of $299,999 in fiscal year 2008. Yet you describe an increase in shareholders’ equity of only $299,999 in FY 2007 and no changes in shareholders' equity in any other fiscal year. Please explain. If you are adjusting retained earnings in FY 2006, please disclose this more clearly in your filing. Also tell us why an adjustment to equity is not required for FY 2009 and 2010.

In response to comment 2 below, the Company has provided additional detail supporting the restatements described in Amendment No. 3 to the Current Report of the Company that was originally filed on July 8, 2009 (the “Third Amendment”), which the Company believes will clarify the restatements.

The Company is not proposing to adjust retained earnings in FY 2006 (please see below for an explanation of journal entries that were made relating to FY 2006.) Rather, as was discussed in a conference call with the SEC staff, the journal entries relating to FY 2006 were treated as prior-period entries and adjusted through beginning balance FY 2007 retained earnings.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. Chris White

September 22, 2009

In regards to the changes made to FY 2007 specifically addressed in comment 1, please note that the adjustments shown in the Third Amendment are adjustments to “previously reported” information and not adjustments to rolled-forward financial information. For instance, the change to income in FY 2007 of $1,148,609 was comprised of $848,610 relating to a prior-period entry, as well as $299,999 of a current period entry. The “previously reported” information is unchanged, and in effect, already includes the $848,610 entry. Therefore, in comparing “previously reported” information to the “as restated” balances, the only adjustment required is the $299,999 current entry.

The Company believes that no adjustment to equity is required for FY 2009 and 2010 because the Company recognized the mistake during the fourth quarter of fiscal 2008 and corrected the accounting for deferred income taxes at the end of that period. Therefore, as of March 31, 2008, the Company believes the ending deferred tax liability is correct. The deferred tax provision or benefit is calculated by comparing the current period ending deferred tax balance to the prior period ending deferred tax balance. Since the March 31, 2008 deferred tax balance did not change, any adjustments made to the prior year deferred tax balance would be corrected in the FY 2008 deferred tax calculation.

The Company believes that the restatements presented in the Third Amendment are correct and correspond to the periods presented in the Company’s Annual Report on Form 10-K for the year ended March 31, 2009. Therefore, the Company does not believe an additional amendment to the Current Report on Form 8-K originally filed on July 8, 2009 is necessary.

2.	Please provide to us a more detailed description of the accounting entries that comprise your restatements.

As noted in the Third Amendment, the Company improperly applied the different tax rates between Kazakhstan and U.S. operations to temporary differences at March 31, 2006, primarily relating to its U.S. investments in oil and gas properties and to U.S. accrued interest income. As a result, FY 2006 deferred tax liability was understated by $1,662,543. Of this amount, $848,610, relating the U.S. accrued interest income, was adjusted through retained earnings balance as of April 1, 2006 (beginning balance FY 2007). The amount of $813,933, which relates to the U.S. investment in oil and gas properties, did not effect retained earnings, but was rather adjusted through Oil and gas properties. In accordance with FAS 109, this deferred tax liability from oil and gas properties for the U.S. tax jurisdiction was originally recorded during FY 2005 as the result of a temporary difference related to the oil and gas basis from the non-taxable business combination with Emir Oil LLP. Also in accordance with FAS 109, as well as SEC guidance, this amount was capitalized to Oil and gas properties as “FAS 109 Goodwill”.

Mr. Chris White

September 22, 2009

A summary of the entries affecting beginning balance retained earnings for FY 2007 are shown below. The Company has added reference numbers to the financial statement entries and the journal entries to facilitate an understanding of the connection between the restatements and the entries that were made:

CONSOLIDATED BALANCE SHEETS

	ENDING BALANCES AT MARCH 31, 2006	ADJUSTMENTS TO ENDING BALANCES AT MARCH 31, 2006	OPENING BALANCES AT APRIL 1, 2006

APRIL 1, 2006:
Oil and gas properties	$66,683,297	$813,933 (1)	$67,497,230
Total assets	$126,582,656	$813,933	$127,396,589
Deferred income tax liabilities	$6,405,285	$1,662,543 (2)	$8,067,828
Total long term liabilities	$7,329,877	$1,662,543	$8,992,420
Accumulated deficit	($9,244,427)	($848,610) (3)	($10,093,037)
Total shareholders’ equity	$114,628,804	($848,610)	$113,780,194
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$126,582,656	$813,933	$127,396,589

April 1, 2006

Dr.	O&G prop	813,933 (1)
Dr.	Retained earnings	848,610 (3)
Cr.	Deferred tax liability	1,662,543 (2)

During the fiscal year ended March 31, 2007 the Company corrected its deferred income tax liability, which resulted from improperly accounting for the benefit for exploration stage companies. The correction of this error resulted in a $299,999 decrease to deferred income taxes liability, as well as a decrease in income tax expense.

Mr. Chris White

September 22, 2009

A summary of the adjustments made to FY 2007 previously reported balances is shown below.

	AS PREVIOUSLY REPORTED	ADJUSTMENTS	AS RESTATED

MARCH 31, 2007:
Deferred taxes	$7,948,297	($299,999) (4)	$7,648,298
Total long term liabilities	$10,114,126	($299,999)	$9,814,127
Accumulated deficit	($8,204,936)	$299,999 (5)	($7,904,937)
Total shareholders’ equity	$125,561,620	$299,999	$125,861,619
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$144,796,045	$0	$144,796,045

Year ended March 31, 2007

Dr.	Deferred tax liability	299,999 (4)
Cr.	Income tax expense	299.999 (5)

As mentioned above, the year ended March 31, 2007 adjustments only include the $299,999 adjustment because the $848,610 prior period adjustment amount was already recorded as a current period entry in the “as previously reported” column instead of as an adjustment to beginning retained earnings.

The entries below result from erroneously recording a tax expense based on income from Kazakhstan operations that, pursuant to the Company’s license and contract with the Republic of Kazakhstan and Kazakhstan tax law, the Company was not liable to recognize, due to the fact that the Company is operating in the exploration phase.

During the fourth quarter of fiscal 2008 the Company recognized the mistake in accounting for deferred income tax and made adjustments to its financial statements in that period.

	AS PREVIOUSLY REPORTED	ADJUSTMENTS	AS RESTATED

JUNE 30, 2007:
Deferred taxes	$9,475,728	($1,827,430) (6)(8)	$7,648,298
Total long term liabilities	$11,670,225	($1,827,430)	$9,842,795
Accumulated deficit	($4,322,679)	$1,827,430 (7)(9)	($2,495,249)
Total shareholders’ equity	$130,020,834	$1,827,430	$131,848,264
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$154,028,651	$0	$154,028,651

Mr. Chris White

September 22, 2009

SEPTEMBER 30, 2007:
Deferred taxes	$12,019,068	($4,370,770) (10)(12)	$7,648,298
Total long term liabilities	$74,747,418	($4,370,770)	$70,376,648
Retained earnings	$614,394	$4,370,770 (11)(13)	$4,985,164
Total shareholders’ equity	$135,534,864	$4,370,770	$139,905,634
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$222,830,745	$0	$222,830,745

DECEMBER 31, 2007:
Deferred taxes	15,370,129	(7,721,831) (14)(16)	7,648,298
Total long term liabilities	78,557,874	(7,721,831)	70,836,043
Retained earnings	7,119,395	7,721,831 (15)(17)	14,841,226
Total shareholders’ equity	142,616,822	7,721,831	150,338,653
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$241,979,412	$0	$241,979,412

MARCH 31, 2008:
Deferred taxes	$7,544,716	$0	$7,544,716
Total long term liabilities	$71,808,702	$0	$71,808,702
Retained earnings	$23,405,627	$0	$23,405,627
Total shareholders’ equity	$159,803,931	$0	$159,803,931
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$254,838,093	$0	$254,838,093

Three months ended June 30, 2007

Dr.	Deferred tax liability	$1,527,431 (6)
Cr.	Income tax expense	$1,527,431 (7)
Dr.	Deferred tax liability	$299,999 (8)
Cr.	Income tax expense	$299,999 (9)

Six months ended September 30, 2007

Dr.	Deferred tax liability	$4,070,771 (10)
Cr.	Income tax expense	$4,070,771 (11)
Dr.	Deferred tax liability	$299,999 (12)
Cr.	Income tax expense	$299,999 (13)

Nine months ended December 31, 2007

Dr.	Deferred tax liability	$7,421,832 (14)
Cr.	Income tax expense	$7,421,832 (15)
Dr.	Deferred tax liability	$299,999 (16)
Cr.	Income tax expense	$299,999 (17)

Mr. Chris White

September 22, 2009

Year ended March 31, 2008

Dr.	Income tax expense	$299,999 (18)
Cr.	Deferred tax liability	$299,999 (19)

CONSOLIDATED STATEMENTS OF OPERATIONS

	AS PREVIOUSLY REPORTED	ADJUSTMENTS	AS RESTATED

YEAR ENDED MARCH 31, 2007:
Income tax (expense)/benefit	($853,280)	$1,148,609 (3)(5)	$295,329
Net income	$1,039,491	$1,148,609	$2,188,100
Basic net income per common share	$0.02	$0.03	$0.05
Diluted net income per common share	$0.02	$0.03	$0.05

3 MONTHS ENDED JUNE 30, 2007:
Income tax (expense)/benefit	($1,527,431)	$1,527,431(7)	$0
Net income	$3,882,257	$1,527,431	$5,409,688
Basic net income per common share	$0.09	$0.03	$0.12
Diluted net income per common share	$0.09	$0.03	$0.12

3 MONTHS ENDED SEPTEMBER 30, 2007:
Income tax (expense)/benefit	($2,543,340)	$2,543,340(11)-(7)	$0
Net income	$4,937,073	$2,543,340	$7,480,413
Basic net income per common share	$0.11	$0.06	$0.17
Diluted net income per common share	$0.11	$0.06	$0.17

6 MONTHS ENDED SEPTEMBER 30, 2007:
Income tax (expense)/benefit	($4,070,771)	$4,070,771 (11)	$0
Net income	$8,819,330	$4,070,771	$12,890,101
Basic net income per common share	$0.20	$0.09	$0.29
Diluted net income per common share	$0.20	$0.09	$0.29

3 MONTHS ENDED DECEMBER 31, 2007:
Income tax (expense)/benefit	($3,351,061)	$3,351,061 (15)-(11)	$0
Net income	$6,505,001	$3,351,061	$9,856,062
Basic net income per common share	$0.15	$0.07	$0.22
Diluted net income per common share	$0.14	$0.08	$0.22

9 MONTHS ENDED DECEMBER 31, 2007:
Income tax (expense)/benefit	($7,421,832)	$7,421,832 (15)	$0
Net income	$15,324,331	$7,421,832	$22,746,163
Basic net income per common share	$0.34	$0.16	$0.50
Diluted net income per common share	$0.34	$0.17	$0.51

YEAR ENDED MARCH 31, 2008:
Income tax (expense)/benefit	$403,581	($299,999) (18)	$103,582
Net income	$31,610,563	($299,999)	$31,310,564
Basic net income per common share	$0.71	($0.01)	$55,008.00
Diluted net income per common share	$0.70	$0.00	$0.70

Mr. Chris White

September 22, 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS

	AS PREVIOUSLY REPORTED	ADJUSTMENTS	AS RESTATED

YEAR ENDED MARCH 31, 2007:
Net Income	$1,039,491	$1,148,609	$2,188,100
Income tax (benefit)/provision	$853,280	($1,148,609) (3) (5)	($295,329)
Net cash used in operating activities	$5,914,292	$0	$5,914,292

3 MONTHS ENDED JUNE 30, 2007:
Net Income	$3,882,257	$1,527,431	$5,409,688
Income tax (benefit)/provision	$1,527,431	($1,527,431) (7)	$0
Net cash provided by operating activities	$8,997,673	$0	$8,997,673

6 MONTHS ENDED SEPTEMBER 30, 2007:
Net Income	$8,819,330	$4,070,771	$12,890,101
Income tax (benefit)/provision	$4,070,771	($4,070,771) (11)	$0
Net cash provided by operating activities	$10,774,828	$0	$10,774,828

9 MONTHS ENDED DECEMBER 31, 2007:
Net Income	$15,324,331	$7,421,832	$22,746,163
Income tax (benefit)/provision	$7,421,832	($7,421,832) (15)	$0
Net cash provided by operating activities	$23,874,252	$0	$23,874,252

YEAR ENDED MARCH 31, 2008:
Net Income	$31,610,563	($299,999)	$31,310,564
Income tax (benefit)/provision	($403,581)	$299,999(18)	($103,582)
Net cash provided by operating activities	$49,981,194	$0	$49,981,194

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/Richard T. Ludlow Richard T. Ludlow
Attorney at Law